

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Mr. Jon P. Stonehouse
President and Chief Executive Officer
Biocryst Pharmaceuticals, Inc.
2190 Parkway Lane Drive
Birmingham, AL 35244

      Re: Biocryst Pharmaceuticals, Inc.
              Form 10-K for the year ended December 31, 2009
              Filed March 9, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed April 6, 2010
              File No. 000-23186

Dear Mr. Stonehouse:

      We have completed our review of the above filing and have no further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director